VIA FEDEX AND EDGAR	June 23, 2014

Re:	Catalent, Inc.
Amendment No. 4 to Registration Statement
on Form S-1 (the “Registration Statement”)
File No. 333-193542

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, DC 20549

Dear Mr. Riedler, Mr. Greenspan and Ms. De Rosa:

On behalf of Catalent, Inc. (the “Company”), we are providing the following response to your comment letter, dated June 10, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Business, F-8

1.	On page 2, you disclose that Catalent was formed in April 2007, when it was acquired by affiliates of Blackstone. Please provide us a description of the terms of Blackstone’s acquisition, including amounts and nature of consideration paid/to be paid and the related financing. Tell us how you have reflected the acquisition in Catalent’s financial statements and provide us an accounting analysis with reference to authoritative literature supporting your accounting treatment. Also, tell us your consideration for including disclosure herein of the acquisition, its terms and your accounting treatment.

The Company (formerly known as PTS Holdings Corp.) was formed in April 2007, through the purchase of the outstanding shares of capital stock of certain entities controlled by Cardinal Health, Inc. (“Cardinal”) by affiliates of Blackstone for an aggregate purchase price of approximately $3.3 billion. The purchase price was financed through approximately $1.0 billion in equity contributions from affiliates of

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa	-2-	June 23, 2014

Blackstone and approximately $2.3 billion of new debt. The financing consisted of the following:

•	$1.4 billion of proceeds from a senior credit facility with a maturity date of April 2014 at an interest rate equal to a margin over either (i) a base rate determined by reference to the higher of (1) the rate of interest per annum published by the Wall Street Journal from time to time, as the “prime lending rate,” and (2) the federal funds rate plus 1/2 of 1% or (ii) a LIBOR rate determined by reference to the cost of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing, adjusted for certain additional costs, plus 2.25%;

•	the issuance of $565 million of senior unsecured notes with a maturity date of April 2015 at an interest rate of 9.5%; and

•	the issuance of $300 million of senior subordinated notes with a maturity date of April 2017 at an interest rate of 9.75%.

The transaction resulted in the Company becoming substantially wholly owned by Blackstone. The acquisition was accounted for under the purchase method of accounting in accordance with FAS 141, Business Combinations, and a new basis of accounting for the assets acquired and liabilities assumed was established upon the acquisition. The Company applied push down accounting as prescribed by Staff Accounting Bulletin No. 54, Pushdown Basis of Accounting in Separate Financial Statements of Subsidiaries Acquired in Purchased Transactions in order to reflect the acquisition in the separate financial statements of the Company. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the closing date of the acquisition. The excess of the purchase price paid over the fair value of the net assets acquired and liabilities assumed was allocated to goodwill.

The Company respectfully advises the Staff that it has concluded that, given that the acquisition was completed in 2007, disclosure regarding the terms and accounting treatment of the acquisition in the Company’s financial statements is not required and would not be useful information for investors.

Jeffrey P. Riedler, Assistant Director

Daniel Greenspan

Christina De Rosa	-3-	June 23, 2014

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or Xavier Kowalski at 212-455-3804 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP